

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

December 7, 2010

Mr. David W. Honeyfield
Chief Financial Officer
Intrepid Potash, Inc.
707 17th Street, Suite 4200
Denver, CO 80202

> **Re:** **Intrepid Potash, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Schedule 14A Filed March 26, 2010**
> **Response Letter Dated November 8, 2010**
> **File No. 1-34025**

Dear Mr. Honeyfield:

     We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director